

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 29, 2017

<u>Via E-mail</u>
Sivasankaran Somasundaram
Chief Executive Officer
Wellsite Corporation
2445 Technology Forest Blvd
Building 4, 9th Floor
The Woodlands, Texas 77381

> **Re: Wellsite Corporation**
> **Draft Registration Statement on Form 10**
> **Submitted December 4, 2017**
> **CIK No. 0001723089**

Dear Mr. Somasundaram:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe revisions in response to these comments are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

<u>Wellsite Strategies, page 11</u>

1.   Balance your disclosure regarding your strategy for selective acquisitions here and on page 96 with the limitations on transactions following the tax-free spin-off discussed in the first full risk factor on page 48. Also, tell us whether Dover's board of directors considered these limitations as a potential negative factor of the spin-off.

<u>Reasons for the Separation, page 13</u>

2.   Please revise your disclosure to discuss the potential benefits and negative factors with equal prominence. We note that currently you provide a separate bullet point for each of the potential benefits but you include only a portion of the potential negative effects in one sentence in the second paragraph on page 14.

3.   Disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.

What are the conditions to the distribution, page 19

4.   We note your disclosure on page 115 that Dover may waive certain conditions to the distribution. We also note that the sixth bullet of this section states that Dover may, in its sole discretion, determine that reorganization steps may occur after distribution, instead of before distribution. Please revise the registration statement to clarify which conditions may be waived. In addition, please distinguish reorganization steps from separation steps so that it is clear which steps may, in Dover's discretion, occur after distribution.

Wellsite may not be able to…, page 48

5.   Please quantify the "certain" thresholds mentioned in the third bullet point of this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Other Performance Measures

Free cash flows, page 70

6.   Your computation of free cash flow differs from the typical calculation, which is cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures, by also excluding the change in income taxes payable. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Reasons for the Separation, page 122

7.   To the extent practicable, quantify the anticipated effect of the loss of synergies from operating as one company. We note for instance the potential increase in costs and loss of joint purchasing power. Please also expand your disclosure of the negative factors in the second and third bullet points on page 123 to provide additional context.

Note 3. Related Party Transactions, page F-17

8.   You disclose that the combined financial statements may not include all of the expenses that would have been incurred had Wellsite Corporation been a standalone company during the periods presented and that actual costs may have been different. If practicable, please disclose your estimate of what the expenses would have been on a stand-alone

basis, that is, the cost that would have been incurred if Wellsite Corporation had operated as an unaffiliated entity for all years reported when such basis produces materially different results. Please refer to Question 2 of SAB Topic 1B.1.

Note 15. Segment Information, page F-39

9.   Your Production & Automation Technologies segment includes the artificial lift technologies, automation technologies and other equipment product lines. Please tell us how you have assessed whether these product lines represent operating segments under ASC 280-10-50-1. Describe the frequency and contents of the discrete financial information for the product lines that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Joshua Ford Bonnie
         Simpson Thacher & Bartlett LLP